EXHIBIT 1.02

THE BABCOCK & WILCOX COMPANY

CONFLICT MINERALS REPORT

YEAR ENDED DECEMBER 31, 2013

Statements we make in this Conflict Minerals Report (this “Report”), which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements relating to our compliance efforts and expected actions identified under the “Steps to be Taken” section of this Report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other things, our ability to implement improvements in our conflict minerals program and identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see our other filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K for the year ended December 31, 2013 and subsequent quarterly reports on Form 10-Q. B&W cautions not to place undue reliance on these forward-looking statements, which speak only as of the date of this report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

In this Report, unless the context otherwise indicates, “B&W,” “we,” “us” and “our” mean The Babcock & Wilcox Company and its consolidated subsidiaries.

This Report for the year ended December 31, 2013 (the “Reporting Period”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). This Rule, through Form SD, imposes certain reporting obligations on public companies that manufacture or contract to manufacture products containing conflict minerals that are necessary to the functionality or production of their products. Form SD defines “conflict minerals” as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are currently limited to tin, tantalum and tungsten. We identified tin, tantalum, tungsten and gold (“3TG”) that is necessary to the functionality or production of certain products that we manufactured or contracted to manufacture during the Reporting Period.

OVERVIEW

Our Company

B&W is a leading technology innovator in power generation systems, a specialty constructor of nuclear components and a premier service provider, with an operating history of more than 145 years. We operate in five reportable segments: Power Generation, Nuclear Operations, Technical Services, Nuclear Energy and mPower. Through these segments, we provide a variety of products and services to customers in the power and other steam-using industries, including electric utilities and other power generators, industrial customers in various other industries, and the United States Government. While we provide a wide range of products and services, our business segments are heavily focused on major projects. At any given time, a relatively small number of projects can represent a significant part of our operations.

Product Descriptions

We conducted an analysis of our products to determine which of our products were likely to contain 3TG. We have identified 3TG in certain of our products within our Power Generation, Nuclear Operations and Nuclear Energy segments that are necessary to the functionality or production of products that we manufactured or contracted to manufacture during the Reporting Period.

Power Generation

Through this segment, we supply boilers fired with fossil fuels, such as coal, oil and natural gas, or renewable fuels such as biomass, municipal solid waste and concentrated solar energy. In addition, we supply environmental equipment and components and related services to customers in different regions around the world. We design, engineer, manufacture, supply, construct and service large utility and industrial power generation systems, including boilers used to generate steam in electric power plants, pulp and paper making, chemical and process applications and other industrial uses.

Our Power Generation segment specializes in engineering, manufacturing, procurement and erection of equipment used in the power generation industry and various other industries, and the provision of related services, including:

•	Engineered-to-order services, products and systems for energy conversion worldwide and related auxiliary equipment, such as burners, pulverizers, soot blowers and ash handling systems;

•	Heavy-pressure equipment for energy conversion, such as boilers fueled by coal, oil, bitumen, natural gas, municipal solid waste, biomass and other fuels;

•	Environmental control systems, including both wet and dry scrubbers for flue gas desulfurization, modules for selective catalytic reduction of the oxides of nitrogen, equipment to capture particulate matter, such as fabric filter baghouses and wet and dry electrostatic precipitators, and similar devices; and

•	Heavy mechanical erection services related to power plant equipment.

In the U.S., our Power Generation segment’s products that we manufacture or contract to manufacture that contain necessary 3TG generally includes:

•	Certain subassemblies, including but not limited to our continuous emissions monitoring systems, environmental control systems and electronic components; and

•	Sootblowers, ash handling equipment, boiler cleaning and control systems, cameras and diagnostic equipment.

Nuclear Operations

Through our Nuclear Operations segment, we engineer, design and manufacture precision naval nuclear components and reactors for the U.S. Department of Energy (“DOE”)/National Nuclear Security Administration’s Naval Nuclear Propulsion Program.

Our Nuclear Operations segment specializes in the design and manufacture of close-tolerance and high-quality equipment for nuclear applications. In addition, we are a leading manufacturer of critical nuclear components, fuels and assemblies for government and limited other uses. We have supplied nuclear components for DOE programs since the 1950s, and we are the largest domestic supplier of research reactor fuel elements for colleges, universities and national laboratories. We also convert or downblend high-enriched uranium into low-enriched fuel for use in commercial reactors to generate electricity. In addition, we have over 100 years of experience in supplying components for defense applications.

In our Nuclear Operations segment, necessary 3TG is generally included in certain components that we manufacture.

Nuclear Energy

Through this segment, we supply commercial nuclear steam generators and components to nuclear utility customers. In addition, this segment offers a full spectrum of services for steam generators and balance of plant equipment, as well as nondestructive examination and tooling/repair solutions for other plant systems and components. Our Nuclear Energy segment fabricates pressure vessels, reactors, steam generators, heat exchangers and other auxiliary equipment. This segment also provides specialized engineering and maintenance services and power plant construction. This segment specializes in performing full scope, prototype design work coupled with manufacturing integration.

In the U.S., our Nuclear Energy segment’s products that we manufacture or contract to manufacture that contain necessary 3TG generally includes computerized controls for robotic and industrial systems.

Conflict Minerals Policy

We have adopted a conflict minerals policy, as follows, which is also publicly available on our website at www.babcock.com:

In 2012, the SEC issued final rules implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. These rules require publicly traded companies to disclose their use of conflict minerals in their products. These conflict minerals refer to tin, tungsten, tantalum and gold and related derivatives. The SEC rules require registrants to annually report on whether products they manufacture or contract to manufacture contain conflict minerals sourced from the Democratic Republic of Congo or adjoining countries (the “DRC Region”) and, if so, whether they are conflict-free, meaning the products do not contain minerals that directly or indirectly finance or benefit armed groups, or are under the control of armed groups, in the DRC Region.

We support sourcing components and materials from companies that share our values regarding respect for human rights, ethics and environmental responsibility. We are committed to complying with the SEC disclosure requirements and are working with our suppliers to perform reasonable country of origin inquiries and due diligence in determining the potential for conflict minerals in our supply chain and products. In performing these activities, we anticipate that supplier requests could include:

(1)	Completion of a conflict minerals survey

(2)	Cooperation with us in connection with any reasonable country of origin inquiries and due diligence we perform.

(3)	When we deem necessary, reasonable proof of the due diligence performed by the supplier to support the country of origin certification provided by the supplier.

We expect our suppliers to partner with us in our commitment to compliance and have designed our efforts to align with conflict minerals reporting rules.

Our Supply Chain and the Reasonable Country of Origin (“RCOI”) Process

Our operations use materials, such as carbon and alloy steels in various forms and components and accessories for assembly, which are available from numerous sources. We generally purchase materials and components as needed for individual contracts.

As noted above, we manufacture a variety of products for which materials included in those products may differ from year to year. These products are highly complex, typically containing thousands of parts from many suppliers throughout the world. We may purchase the same materials from multiple different suppliers and distributors. These suppliers and distributors often obtain their materials from lower tier suppliers. Accordingly, our supply chain is deep and identifying the ultimate source of materials supplied to us is difficult. We rely on our direct suppliers to work with their suppliers to provide information on the smelters and origin of the 3TG contained in components and materials supplied to us.

Given the decentralized nature of our business, the complexity of our supply chain, the availability of resources and our expectation that our foreign suppliers would initially have limited responsiveness to the SEC conflict minerals reporting requirements, we focused our compliance efforts during the Reporting Period on the identification of 3TG within our U.S. operations. During the Reporting Period, our U.S. operations made up 81% of our annual revenue and 78% of our operating income. Our U.S. operations represent the majority of our business, and our foreign operations are limited to our Power Generation and Nuclear Energy segments.

Accordingly, our RCOI and due diligence processes for the Reporting Period refer solely to our U.S. operations in our Power Generation, Nuclear Operations and Nuclear Energy segments for products described above as having necessary 3TG. We will continue to work to identify any necessary 3TG in our products in both our U.S. and foreign operations and perform the necessary due diligence to determine whether any of the 3TG identified may have originated in the DRC Region.

For each of the products (or subassemblies) that we identified as containing 3TG necessary to their functionality or production, we identified the suppliers that provided the materials comprising each of these products. In our Nuclear Operations segment and Nuclear Energy segment’s U.S. operations, we specifically identified each supplier that provided the materials containing the 3TG that we identified, as the 3TG in these products and related supplier base was limited. Within our Power Generation segment’s U.S. operations, some suppliers provide many different materials, making it prohibitive to further delineate among suppliers. Therefore, we performed procedures on the entire supplier base for the product or subassembly identified as having 3TG.

We utilized the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) conflict minerals reporting template (the “EICC/GESI Template”) to survey the suppliers identified through the procedures above on their sourcing of the 3TG that we identified in our products. The EICC/GESI template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a direct supplier’s conflict minerals policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities.

Efforts to Determine Mine or Location of Origin

Given that we do not have established relationships with the ultimate smelters and refiners from which the 3TG in our products is sourced, we have determined that requesting our suppliers to complete the EICC/GESI Template represents our good faith effort to determine the mines or locations of origin of 3TG in our supply chain.

Processing Facilities and Country of Origin

Of the suppliers surveyed, many completed the EICC/GESI template at the business unit or entity level and are unable to represent that 3TG from the processing facilities they listed had actually been included in components that they supplied to us. Additionally, we have not validated that the processing facilities provided are in fact smelters or refiners except to the extent that the smelters and refiners are specifically identified in the EICC/GESI template. As our suppliers are unable to provide us with the information necessary to determine country of origin, we are unable to provide smelter and refiner names and country of origin of the necessary 3TG in this report.

Our Status

Based on the information we have available, and after exercising the due diligence described below, for the products we have identified as containing 3TG, we concluded, for the Reporting Period, that we were unable to determine if any such 3TG directly or indirectly financed or benefited armed groups in the DRC Region.

DUE DILIGENCE

Design of Due Diligence

We are designing our due diligence procedures to conform, in all material respects, with the due diligence framework presented by the Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing and the related Supplements for gold and for tin, tantalum and tungsten.

Due Diligence Performed

Establish Strong Company Management Systems

Conflict Minerals Policy

We established a conflict minerals policy related to our sourcing of 3TG as described in full in the “Conflict Minerals Policy” section above and posted this policy on our website at www.babcock.com within the “Investor Relations” section under “Corporate Governance.”

Internal Team

We commissioned a Conflict Minerals Steering Committee comprised of individuals in management positions across the legal, finance, procurement and internal audit functions at the segment and corporate level. This Steering Committee is led by members of our senior management. The Conflict Minerals Steering Committee governs our conflict minerals compliance effort and is responsible for providing guidance and direction for the implementation of our conflict minerals program.

Control Systems and Grievance Mechanism

We do not typically have a direct relationship with smelters and refiners. However, we have controls in place designed to uphold our core values and ethical standards in all interactions with customers, vendors, suppliers, shareholders, fellow employees and others.

These controls include a Code of Business Conduct that outlines expected behaviors for all employees, vendors and independent contractors. This Code of Business Conduct is publicly available on our website within the “Investor Relations” section under “Corporate Governance.” To this end, anyone can utilize our Integrity Line as detailed in our Code of Business Conduct to proactively report a violation of our Code or policies, including our conflict minerals policy and related program efforts.

We also have company-wide document retention policies. These policies extend to the documentation accumulated in performing our due diligence procedures.

Supplier Engagement

We have communicated with suppliers potentially affected by our Conflict Minerals Policy and compliance efforts as identified through our RCOI process our expectation that they assist us in complying with our efforts related to our conflict minerals program, including obtaining information to support chain of custody of the 3TG identified in our products. We have provided suppliers access to our Conflict Minerals Policy through the website above or upon request.

Identify and assess risks in the supply chain

We surveyed approximately 560 direct suppliers during the Reporting Period. These suppliers, which were identified as potentially providing us with components containing 3TG, represent approximately 13% of our U.S. supplier base. Our response rate for the Reporting Period is 57%. In calculating our response rate, we have included all responses from suppliers, regardless of whether the EICC/GESI Template was provided as part of the response. We reviewed responses to determine which required further engagement, for example, where responses were incomplete or where accuracy of the response provided was in question. For those suppliers in which we did not receive a response, we sent secondary requests to request that a response be provided. Ultimately, we are relying on supplier responses to provide us with the information about the source of 3TG contained in the components supplied to us.

Design and Implement a Strategy to Respond to Identified Risks

We report our findings annually to the Conflict Minerals Steering Committee prior to the issuance of Form SD and this Report. We also report any significant due diligence findings to the Conflict Minerals Steering Committee as they arise (for example, if we find that we source 3TG that directly or indirectly finances or benefits armed groups, or are under the control of armed groups, in the DRC Region). We have found no instance where it was necessary to implement risk mitigation efforts as a result of a supplier’s response to our information request.

Carry Out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with smelters and refiners and therefore do not perform or direct audits of these entities. However, we will rely on third party assurances and certifications, for example, through the Conflict Free Sourcing Initiative’s Conflict-Free Smelter Program smelter and refiner certification efforts.

Report on Supply Chain Due Diligence

This Report, which constitutes our annual report on our due diligence efforts, is available on our website at www.babcock.com within the “Investor Relations” section under “SEC Filings” and is filed with the SEC.

STEPS TO BE TAKEN

We have continued to expand our conflict minerals program since the end of the period covered by this report and are working to improve on our due diligence procedures. Our next steps may include, but are not limited to the following:

•	Expanding our conflict minerals program to our foreign locations;

•	Working with suppliers to increase our response rate and improve the content of responses (for example, in the format of our EICC/GESI templates) to assist in our RCOI process and our efforts to determine the processing facilities for and country of origin of our 3TG with the greatest specificity possible;

•	Developing a master smelter list based on our RCOI process and associated due diligence;

•	Implementing a strategy to respond to identified risk, including but not limited to, potential action to be taken against suppliers that do not respond to our requests or do not provide reasonable information to support our due diligence activities; and

•	Incorporating our conflict minerals policy and procedures into our procurement documents, required contractual terms with our suppliers, and our supplier education and compliance initiatives.

We are committed to complying with the provisions of the Rule and Form SD and expect to continue our efforts to improve our conflict minerals program and related due diligence.